Craig Menden +1 650 843 5725 cmenden@cooley.com	VIA EMAIL AND EDGAR

July 8, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Ms. Kathleen Collins
Ms. Rebekah Lindsey
Mr. Jeffrey Kauten
Ms. Jan Woo

RE:	Rovi Corporation
Form 10-K for the year ended December 31, 2015
Definitive Proxy Statement filed March 11, 2016
Form 10-Q for Quarterly Period Ended March 31, 2016
Forms 8-K filed February 11, 2016 and April 29, 2016
File No. 000-53413

Ladies and Gentlemen:

On behalf of our client, Rovi Corporation (the “Company”), we are submitting this letter in response to your letter dated July 1, 2016 (the “Comment Letter”), setting forth the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s above-captioned filings.

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

Rovi Corporation Form 10-K for Fiscal Year Ended December 31, 2015

Comparison of Years Ended December 31, 2015 and 2014

Income Tax Expense, page 39

1.	Please clarify how the items detailed in your disclosure here relate to the income tax rate reconciliation on page F-35. In this regard, while the total of the individual items discussed here agrees to your income tax expense, certain individual items, such as foreign withholding tax, are reported with different amounts than on page F-35.

Response: The Company acknowledges the Staff’s comment and respectfully notes that the discussion in the results of operations on page 39 is intended to identify and quantify each of the material factors affecting income tax expense. Due to the fact that the Company has a significant net operating loss carryforward and has recorded a valuation allowance against a significant portion of its deferred tax

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Securities and Exchange Commission

July 8, 2016

Page Two

assets, foreign withholding taxes are the primary driver of income tax expense. To accomplish the objective of identifying and quantifying each of the material factors in the discussion of its results of operations, the Company presents amounts before considering the effects of any operating loss carryforwards and the deferred tax asset valuation allowance. In the income tax rate reconciliation on page F-35, as required by Accounting Standards Codification Topic 740, Income Taxes, the income tax rate impact of permanent differences is presented separate from changes in the valuation allowance.

The $9.7 million of foreign withholding tax disclosed in the income tax rate reconciliation on page F-35 represents $14.3 million of foreign withholding tax expense that is described in the results of operations on page 39, reduced by a $4.6 million federal tax benefit attributable to the deductible foreign withholding taxes. The $4.6 million benefit from the federal income tax deduction is fully offset by an increase in the deferred tax asset valuation allowance, which is presented as a component of the change in valuation allowance in the income tax rate reconciliation.

The Company believes the discussion in our results of operations provides greater transparency to readers regarding the significance of foreign withholding taxes to income tax expense for the period than a discussion focused solely on the income tax rate reconciliation.

Note (9) Debt

Senior Secured Credit Facility, page F-27

2.	Please explain further the $3.8 million loss on debt modification recorded in fiscal 2014 related to the issuance of the Senior Secured Credit Facility and the subsequent repayment of your previous facility. In this regard, it is unclear if the modification expense relates to investors who did not participate in the new facility, or whether it relates to investors who did. If the former is true, please clarify the difference between modification expense and debt extinguishment expense that also includes a write off of debt issuance costs for investors who did not reinvest in the facility. If the latter is true, please tell us how your accounting complies with the guidance in ASC 470-50-40-17(b).

Response: The Company acknowledges the Staff’s comment and respectfully notes that the July 2014 issuance of the Senior Secured Credit Facility and the subsequent repayment of a previous credit facility were accounted for partially as a debt extinguishment and partially as a debt modification. The $3.8 million loss on debt modification recorded in fiscal 2014 related to previous credit facility investors who elected to participate in the new Senior Secured Credit Facility. As the change in the present value of future cash flows for these investors was less than 10%, the $3.8 million in third party note issuance costs related to these investors was expensed in accordance with ASC 470-50-40-18 (b). As the Company’s Senior Secured Credit Facility is a loan syndication, the determination of whether the change in the present value of future cash flows was less than 10% was prepared on an investor-by-investor basis. The Company did not pay any amounts to its investors such as fees attributable to changes in recourse features, collateralization, debt covenants and option features and did not receive any amounts from its investors upon modification. The $5.2 million loss on debt extinguishment relates to writing off the unamortized prior credit facility debt issuance costs related to investors who did not reinvest in the Senior Secured Credit Facility and the unamortized debt discount related to the previous credit facility.

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Securities and Exchange Commission

July 8, 2016

Page Three

Definitive Proxy Statement on Schedule 14A filed March 11, 2016

3.	We note that you provided disclosure for your principal executive officer, your principal financial officer and only two other named executive officers. Item 402(a)(3)(iii) of Regulation S-K requires disclosure of your three most highly compensated executive officers, other than the principal executive and financial officers, who were serving at the end of the last completed fiscal year. Please tell us how you determined that no other individual is a named “executive officer” as defined in Exchange Act Rule 3b-7. In this regard, we note several executive vice presidents who appear to be in charge of a principal business unit, division or function.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that under Exchange Act Rule 3b-7, the officers listed in the Summary Compensation Table as “named executed officers” for 2015 were the only “executive officers” of the Company for that year. The named executive officers listed in the Summary Compensation Table are the sole persons in charge of the Company’s principal business units, divisions or functions and are the only officers who perform policy-making functions.

Supplementally, the Company advises the Staff that its determination of executive officers, with due respect to the above definition, is made in the following manner: No less frequently than annually, and more frequently in the event of any reorganization of management roles, the Company’s Board reviews management’s roles in light of the rule.

As to the “named positions” in the rule itself (president and vice president in charge of a principal business unit, division or function”, the Company respectfully notes that Tom Carson (Chief Executive Officer/“president”), John Burke (Chief Operating Officer), Peter Halt (Chief Financial Officer), and Pamela Sergeeff (General Counsel/Chief Legal Officer) meet the definition with respect to principal business unit, division or function. The Company respectfully believes that “Policy-making function” is not intended to include policy-making functions that are not significant.

As to the Company’s other Executive Vice Presidents:

Samir Armaly, EVP Intellectual Property and Licensing: The Company respectfully does not consider Mr. Armaly to be in charge of a principal business unit, division or function. The Company’s IP and Licensing organization is comprised only of approximately 40 persons, well below 5% of the Company’s approximately 1,100 full-time personnel as of December 31, 2015. All of the revenue responsibilities for the intellectual property and licensing business are run by Mr. Burke, the Company’s Chief Operating Officer. The Company is organized into a single sales organization, IP and Product, reporting to Mr. Burke. Much like the Company’s “Discovery”, “Analytics” and “Data” organizations, the individuals leading those organizations are not considered “policy-making” with respect to the Company and are not considered “in charge of a principal business unit, division or function”. They are component pieces of a larger business unit/function and their policies are dictated by the strategic needs of the larger organization.

Bill Corry, EVP Worldwide Infrastructure, Operations and Business Performance: The Company respectfully does not consider Mr. Corry to be in charge of a principal business unit, division or function. The Company respectfully notes that Mr. Corry currently manages no organization (meaning, no direct reports). All policy-making decisions with respect to Mr. Corry’s function rest with Mr. Carson.

Sean Matthews, EVP Strategy and Corporate Development: The Company respectfully does not consider Mr. Matthews to be in charge of a principal business unit, division or function. The Company’s

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Securities and Exchange Commission

July 8, 2016

Page Four

Corporate Development organization is comprised only of 7 persons, well below 1% of the Company’s full-time personnel as of December 31, 2015. Mr. Matthews does not set policy for the Company’s strategy or corporate development efforts. Mr. Carson and the board of directors establish those policies/efforts.

Dustin Finer, EVP Human Resources: In his previous capacity as EVP Human Resources, Mr. Finer was not viewed to be in charge of a principal business unit, division or function. The Company’s human resources and facilities organizations that reported to Mr. Finer is comprised only of approximately 39 persons, well below 5% of the Company’s full-time personnel as of December 31, 2015. Further, in such capacity, Mr. Finer has not been involved in a “significant” policy-making function for the Company. That said, the Company further notes that in early July 2016, Mr. Finer was promoted to the position of Chief Administrative and Internal Operations Officer, whereby he will have approximately 120 more employees reporting to him and in such capacity is viewed to have policy-making functions with respect to the administrative functions of the Company. On that basis, Mr. Finer was designated as an executive officer following such promotion and he will be a named executive officer for the 2016 fiscal year.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Executive Overview, page 24

4.	You disclose that your contract with Comcast Corporation expired on April 1, 2016. In your Form 8-K filed on February 11, 2016 and in your earnings call on the same date, you state that your guidance for 2016 does not include any revenues from Comcast or Dish renewals and assumes a significant increase in litigation expenses if legal action is necessary. In your Form 8-K filed on April 29, 2016, you disclose that litigation against Comcast was initiated. As this appears to be a known trend, please tell us your consideration to disclose the reasonably possible impact on your results of operations from the lack of renewal or related increase in litigation expenses. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully notes that although the Company’s guidance for 2016 includes significant litigation expenses related to the possibility of litigating with Comcast and Dish, the Company also disclosed that it anticipates reducing costs in other areas, such that the Company’s overall non-GAAP operating expenses are not expected to increase in 2016 versus 2015. Whether the litigation initiated will cause expenses to trend up or down longer term will be a function of several factors, including the length of time Comcast is out of license and whether litigation is necessary with Dish. Additionally, there is not an expectation of a significant loss of revenue related to Comcast being out-of-license. While the Company anticipates that Comcast will eventually execute a license, the length of time that Comcast is out of license prior to executing a renewal license is uncertain. For revenues related to Comcast, the Company believes the uncertainty is as to when a new license agreement will be executed and the amount of revenue that will be recognized in that period.

In our next periodic filing, we will provide additional context about the effects of Comcast and Dish being out of license on our expected revenue and expected litigation expense.

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Securities and Exchange Commission

July 8, 2016

Page Five

Form 8-K filed February 11, 2016 and April 29, 2016

Exhibit 99.1

Reconciliation of GAAP to Non-GAAP Financial Information

5.	Please clarify whether your non-GAAP net income is intended to be a liquidity measure or a performance measure. In this regard, your explanation of the adjustments appears to indicate that you have included certain adjustments on the basis of whether they are non- cash. Other adjustments, while not identified as non-cash, appear to be non-cash in nature. Please also note that this measure may be inconsistent with the updated guidance in Question 102.05 of the Compliance and Disclosure Interpretations for non-GAAP Financial Measures issued on May 17, 2016.

Response: The Company acknowledges the Staff’s comment and respectfully notes that its non-GAAP net income is intended to be a performance measure. The adjustments to GAAP net income are intended to assist investors in assessing its current and future operations in the way that the Company’s management evaluates those operations. The adjustments may relate to cash or non-cash items depending on the nature of the item being adjusted. That is, the adjustments are not specifically intended to arrive at a cash-based measure of earnings or a liquidity measure. For example, there is a mix of cash items (e.g., restructuring, transaction costs, contested proxy election costs), non-cash items (e.g., interest rate swap fair value adjustments, amortization of debt issue costs and debt discounts) and items that represent cash timing differences (e.g., amortization of intangible assets, changes in contingent consideration) that are included the Company’s non-GAAP adjustments. Rather non-GAAP net income is presented in a manner consistent with how the Company’s management evaluates and makes decisions about business operations and is also prepared on a basis consistent with the performance metrics used to evaluate and compensate management. The Company also believes providing this supplemental information is useful to its investors.

6.	In your reconciliation of non-GAAP net income, you adjust tax expense to the non- GAAP cash tax rate. Please address the following:

•	The non-GAAP cash income tax determined by subtracting your adjustment from your GAAP income tax does not appear to be the same amount as reported on page F-18 of your December 31, 2015 Form 10-K. Please explain to us the basis for the adjustment and how it is calculated. Also, please consider the updated guidance in Question 102.11 of the non-GAAP C&DIs in your future earnings releases to clearly explain your non-GAAP tax adjustments.

•	If you consider your measure of non-GAAP net income to be a performance measure, please also note that the use of a cash income tax rate may be inconsistent with the updated guidance in Question 102.11 of the non-GAAP C&DIs.

Response: The Company acknowledges the Staff’s comment and respectfully notes that its non-GAAP tax expense equals its GAAP current tax expense excluding changes in reserves for unrecognized tax benefits. Because the Company applies a full valuation allowance to its U.S. federal deferred tax assets and most state and foreign deferred tax assets and has a $1.2 billion federal net operating loss carryforward, the Company believes that calculating its non-GAAP tax expense in this manner is meaningful to investors. The Company respectfully acknowledges the SEC’s request to consider the updated guidance in Question 102.11 of the non-GAAP C&DIs in the Company’s future earnings releases to clearly explain the Company’s non-GAAP tax adjustments. In future earnings releases, the Company

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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Securities and Exchange Commission

July 8, 2016

Page Six

will revise its description of the GAAP to Non-GAAP difference for income tax expense as “Non-GAAP tax expense equals GAAP current tax expense excluding changes in reserves for unrecognized tax benefits”. The Company’s non-GAAP tax expense for 2015 differs from the net cash taxes paid reported on page F-18 of its December 31, 2015 Form 10-K primarily due to the Company’s net cash taxes paid including a $3.5 million state tax refund in 2015.

The Company considers its non-GAAP net income to be a performance measure. The Company believes that calculating its non-GAAP income tax expense as described above is meaningful to investors given the application of a valuation allowance on a substantial portion of its deferred tax assets and its $1.2 billion U.S. federal net operating loss carryforward.

7.	Please clarify how you define “core operations,” “core costs,” and “core proceeds.”

Response: The Company acknowledges the Staff’s comment and respectfully notes that it considers core costs and core proceeds to be its normal, recurring revenues and operating expenses, prepared in accordance with GAAP, necessary to run its business. For example, since the Company does not acquire businesses on a predictable cycle, management excludes amortization of intangibles from acquisitions and related transaction, transition and integration costs from non-GAAP net income in order to make more consistent and meaningful evaluations of the Company’s operating expenses. The Company also excludes the effect of restructuring and asset impairment charges, expenses incurred in connection with the early redemption or modification of debt, gains on sale of strategic investments and the release of reserves on unrecognized tax benefits from non-GAAP net income. Core operations are the Company’s core proceeds less core costs, which is used by the Company’s management to evaluate and make decisions about business operations and evaluate and compensate management.

8.	We note your presentation of forecasted non-GAAP diluted income per share. Tell us your consideration to include a reconciliation of this measure to the most directly comparable GAAP measure pursuant to Item 10(e)(1)(i)(B) of Regulation S-K. Also, please note the updated guidance in Question 102.10 of the non-GAAP C&DIs when preparing your next earnings release.

Response: The Company acknowledges the Staff’s comment and notes it historically has not included a reconciliation of forecasted non-GAAP diluted income per share to GAAP diluted income per share due to the inherent difficulties in forecasting items such as restructuring charges and changes in reserves for unrecognized tax benefits. In future earnings releases, the Company will include a reconciliation of projected non-GAAP diluted income per share to projected GAAP diluted income per share.

Finally, the statement from the Company requested by the Staff is included as Annex A to this response letter.

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Securities and Exchange Commission

July 8, 2016

Page Seven

Please direct any comments or questions regarding this matter to the undersigned at (650) 843-5725.

Sincerely,

/s/ Craig Menden
Craig Menden

cc:	Pamela Sergeeff, Rovi Corporation (via e-mail)
Jon E. Gavenman, Cooley LLP (via email)

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

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Annex A

Rovi Corporation

2 Circle Star Way

Santa Carlos, California 94070

July 8, 2016

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

RE:	Rovi Corporation
Form 10-K for the year ended December 31, 2015
Definitive Proxy Statement filed March 11, 2016
Form 10-Q for Quarterly Period Ended March 31, 2016
Forms 8-K filed February 11, 2016 and April 29, 2016
File No. 000-53413

Ladies and Gentlemen:

In connection with the above-captioned filings, Rovi Corporation (“Rovi”) hereby acknowledges that:

•	Rovi is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	Rovi may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ROVI CORPORATION

By:	/s/ Pamela Sergeeff
Name: Pamela Sergeeff
Title: Executive Vice President & General Counsel